Exhibit 99.1

ENERFLEX LTD. ANNOUNCES RETIREMENT OF DIRECTORS

NEWS RELEASE

CALGARY, Alberta, December 17, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced the upcoming retirement of W. Byron Dunn and Michael A. Weill from its Board of Directors, effective January 1, 2025, pursuant to the term limits set in the Company’s Board Retirement Policy.

Kevin Reinhart, Enerflex’s Board Chair, commented, “The Board, Management, and the over 4,600 employees of Enerflex would like to extend gratitude to Byron and Mike for their significant contributions to the Company since the spinoff from Toromont. Their guidance and leadership have helped Enerflex become a premier integrated global provider of energy infrastructure, energy transition, and treated water solutions, and we wish them well.”

In preparation for the upcoming retirements, the Enerflex Board has appointed Joanne Cox as Chair of the Human Resources and Compensation Committee and Tom Tyree as Chair of the Nominating and Corporate Governance Committee.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com